FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Argent Securities Inc. | 0001269290
Exact Name of Registrant as Specified in Charter | Registrant CIK Number

Form 8-K, November 19, 2003, Series 2003-W6 | 333-105957-06

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
NOV 21 2003
THOMSON
FINANCIAL

03038421

NOV 20 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: *November 19*, 2003

ARGENT SECURITIES INC.

By:_____
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

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* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.